FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____

Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_____

No

X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

I

The document listed below as Exhibit 99.1 to this Form 6-K is a copy of the Registrant’s news release of November 22, 2006.  This news release is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.1	Press release dated November 22, 2006 announcing “TransAlta to hold investor day in Toronto”.

EXHIBIT INDEX

99.1	Press release dated November 22, 2006 announcing “TransAlta to hold investor day in Toronto”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By: /s/

Maryse St. Laurent

Maryse St.-Laurent

Corporate Secretary

Date: November 28, 2006

TransAlta to hold Investor Day in Toronto

CALGARY, Alberta (Nov. 22, 2006) – TransAlta Corporation (TSX:TA;NYSE:TAC), will host its annual Investor Day on Wed. Nov 29 in Toronto from 8 a.m. to 12 p.m. (Eastern). At this half-day event, members of TransAlta’s executive leadership team will provide investors with a comprehensive overview of the company’s core business units.

Links to the webcast and presentation slides will be available at the start of the presentation via TransAlta’s website, www.transalta.com, under Webcasts in the Investor Relations section. A recording of the webcast will also be available on the TransAlta website following the presentation.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100  years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media inquiries:

Investor inquiries:

Sneh Seetal

Jennifer Pierce

Senior Advisor Media Relations

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Email:  sneh_seetal@transalta.com

Phone:  (403) 267-2520    Fax (403) 267-2590

            E-mail:  investor_relations@transalta.com